April 10, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	P3 Health Partners Inc. – Request for Withdrawal of Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-261904), filed on March 31, 2023 (Accession No. 0001104659-23-040092)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, P3 Health Partners Inc. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-261904), filed on March 31, 2023 (Accession No. 0001104659-23-040092) (the “Amendment”).

The Amendment was inadvertently filed as form type “POS AM,” instead of being filed as form type “POS EX.” On April 10, 2023, the Company re-filed the Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 on the correct form type “POS EX.” This withdrawal is requested only for the Amendment filed on March 31, 2023 and not with respect to any other filings made under the 1933 Act File Number 333-261904.

Thank you for your assistance in this matter.

Very truly yours,

P3 Health Partners Inc.

By:	/s/ Atul Kavthekar
Atul Kavthekar
Chief Financial Officer